Exhibit (a)(14)
HEARST CORPORATION COMPLETES TENDER OFFER FOR SHARES OF HEARST-ARGYLE TELEVISION
NEW YORK, June 3, 2009—Hearst-Argyle Television (NYSE: HTV) (“Hearst-Argyle”) announced today that it has been informed by Hearst Corporation (“Hearst”) that Hearst will purchase all of the shares validly tendered in response to Hearst’s tender offer for the shares of Series A Common Stock of Hearst-Argyle not already owned by Hearst. The tender offer expired at 5:00 p.m., New York City time, on Tuesday, June 2, 2009.
Hearst advised Hearst-Argyle that as of the expiration of the tender offer, a total of approximately 13,763,289 shares of Hearst-Argyle Series A Common Stock had been tendered, which includes approximately 347,197 shares subject to guaranteed delivery and represents approximately 80% of the outstanding shares not owned by Hearst and, together with the shares already beneficially owned by Hearst, approximately 96% of the 94,254,329 outstanding shares of Hearst-Argyle common stock.
Hearst has further advised Hearst-Argyle that after it completes its purchase of the tendered shares, it will implement a merger in which Hearst-Argyle will become a wholly-owned subsidiary of Hearst and change its name to Hearst Television Inc. In the merger, all shares held by the remaining public shareholders of Hearst-Argyle will be cancelled and, subject to the shareholders’ rights to exercise statutory appraisal rights, converted into the right to receive $4.50 per share in cash, without interest. Hearst has stated that it expects to complete the merger within the next several business days. Following the merger, Hearst-Argyle’s shares will cease to be traded on the New York Stock Exchange.
ABOUT HEARST-ARGYLE
Hearst-Argyle Television, Inc., a leading local media company, owns 26 television stations, and manages an additional three television and two radio stations. The Company’s television stations reach approximately 18% of U.S. TV households, making it one of America’s largest television station groups. Hearst-Argyle also owns 39 websites and currently provides digital multicast channels, in addition to the main digital channel, in 20 markets, featuring 24-hour weather and entertainment programming. Hearst-Argyle is majority-owned by Hearst Corporation. The Company’s Web address is www.hearstargyle.com.
FORWARD-LOOKING STATEMENTS
This news release includes forward-looking statements. We base these forward-looking statements on our current expectations and projections about future events. These forward looking statements generally can be identified by the use of statements that include phrases such as “anticipate”, “will”, “may”, “likely”, “plan”, “believe”, “expect”, “intend”, “project”, “forecast” or other such similar words and/or phrases.
Actions taken by Hearst Corporation with respect to its tender offer, as well as other matters, may cause actual events to differ from those we describe. Except as required by applicable law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
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Contacts
Tom Campo, Investor Relations
Hearst-Argyle Television, Inc., +1-212-590-2464
Web Site: http://www.hearstargyle.com
(HTV)

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